UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy Partners, Ltd.
Full Name of Registrant

Former Name if Applicable

201 St. Charles Avenue, Suite 3400
Address of Principal Executive Office (Street and Number)

New Orleans, Louisiana 70170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Capitalized terms used but not otherwise defined herein have the meanings given to such terms in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 5, 2009 (the “2008 Annual Report”).

As further discussed in Part IV of this Form 12b-25, Energy Partners, Ltd. (“we,” “our,” “us” or the “Company”) and certain of our domestic subsidiaries have filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On July 31, 2009, we filed our second amended joint plan of reorganization, as modified as of July 31, 2009 (the “Plan”), with the Bankruptcy Court. On August 3, 2009, the Bankruptcy Court held a hearing and entered an order (the “Confirmation Order”) confirming the Plan. The Company’s emergence from Bankruptcy remains subject to several conditions, including the successful closing of exit financing. We have been engaged in negotiations and other matters related to the Chapter 11 Cases, including negotiations with the Minerals Management Service (“the MMS”) and with potential lenders with regard to our exit financing. Additionally, we filed our 2008 Annual Report on August 5, 2009 and we dedicated substantial resources to the completion of this report. This diversion of resources has caused a delay in our process for completing the preparation of our quarterly financial statements and we have therefore been unable to finalize our books and records for the quarter ended March 31, 2009 or the quarter ended June 30, 2009. For all of these reasons, and because our efforts have been, and continue to be, focused on the Chapter 11 Cases, we have not been able to complete our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John H. Peper	504	569-1875
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Overview

As previously disclosed, on May 1, 2009, the Company and certain of its domestic subsidiaries (collectively, the “Debtors”) filed the Chapter 11 Cases under the Bankruptcy Code in the Bankruptcy Court. The Debtors continue to manage their properties and operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court. On July 31, 2009, the Company filed the Plan with the Bankruptcy Court. On August 3, 2009, the Bankruptcy Court held a hearing and entered the Confirmation Order confirming the Plan.

The material terms of the Plan as confirmed by the Bankruptcy Court on August 3, 2009 include, among other things, that:

•

each holder of the Senior Unsecured Notes and our 8.75% Senior Notes due 2010 would receive, in exchange for their total claim (including principal and interest), their pro rata share of 95% of the common stock to be issued pursuant to the Plan (“New EPL Common Stock”) in us upon our emergence from bankruptcy;

•	each holder of our common stock interests would receive, in exchange for their total claim, their pro rata share of 5% of the New EPL Common Stock;

•

upon the Effective Date, we must have in place an exit working capital credit facility (the “Exit Facility”) in form and substance acceptable to us and a majority in interest of the Consenting Holders (the “Majority Consenting Holders”);

•

we may adopt the 2009 Long Term Incentive Plan under which we may issue shares of Restricted New EPL Common Stock and new EPL stock options to certain of our employees and certain members of management; and

•

following the effective date of the reorganization, the sole equity interests in us would consist of (1) New EPL Common Stock issued to the holders of our Senior Unsecured Notes, the 8.75% Senior Notes due 2010, and holders of our common stock interests, (2) Restricted New EPL Common Stock issued to certain members of our management, if any, and (3) new EPL stock options to be issued to certain key employees pursuant to the 2009 Long Term Incentive Plan, if any, which would be exercisable for New EPL Common Stock. Collectively, the Restricted New EPL Common Stock issued pursuant to subparagraph (2) and the shares reserved for the exercise of new EPL stock options pursuant to subparagraph (3) above would in no event exceed 3% of the New EPL Common Stock on a fully diluted basis.

The foregoing summary of the Plan highlights only certain provisions of the Plan and is not a complete description of the Plan. The summary is qualified in its entirety by reference to the full text of the Plan set forth in Exhibits 99.1 and 99.2 in our Current Report on Form 8-K filed August 4, 2009, which is incorporated herein by reference.

Our emergence from Bankruptcy remains subject to several conditions, including the successful closing of exit financing. We must obtain, consummate and close the Exit Facility in order to emerge from bankruptcy. If we are unable to successfully negotiate definitive documentation for the Exit Facility or unable to satisfy the conditions to closing of the Exit Facility, we would be unable to consummate the Plan and may consequently have to liquidate.

Under the Confirmation Order, if we are unable to successfully comply with all conditions of the Plan by the later of (1) September 10, 2009, (2) September 25, 2009, with our approval and the approval of the Majority Consenting Holders (as defined above), or (3) any later date approved by the Bankruptcy Court, the Confirmation Order will be vacated and we will not be able to proceed with the execution of the Plan.

Anticipated Changes in Results of Operations

We anticipate significant changes in our results of operations for the quarter ended June 30, 2009, as compared to our results of operations for the quarter ended June 30, 2008, and for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. We have not yet finalized our condensed consolidated financial statements for the quarter ended June 30, 2009 or the six months ended June 30, 2009. Our independent registered public accounting firm, KPMG LLP, has not completed its review procedures on our condensed consolidated financial statements for the quarter ended June 30, 2009, or the six months ended June 30, 2009. As a result, our preliminary financial results discussed in this Form 12b-25 could change materially.

Anticipated Changes in Results of Operations for the Quarter Ended June 30, 2009 Compared to the Quarter Ended June 30, 2008

We expect our operating results for the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008 to reflect significantly lower average selling prices for our oil and natural gas.

As of the date of this filing, we estimate that we will report a significant consolidated net loss for the quarter ended June 30, 2009. For the quarter ended June 30, 2008, we reported net income of $4.0 million, or $0.12 per diluted share. We estimate revenue for the quarter ended June 30, 2009, will be significantly lower than revenue of $125.7 million reported for the quarter ended June 30, 2008, due primarily to the impact of oil and natural gas selling price declines. We expect to report a decline in our oil production, offset by an increase in natural gas production, for the for the quarter ended June 30, 2009, as compared to the quarter ended June 30, 2008, resulting in expected total Boe production levels for the quarter ended June 30, 2009, that are approximately the same as total Boe production levels reported for the quarter ended June 30, 2008.

We expect exploration expenditures, dry hole costs and impairments to decline in the quarter ended June 30, 2009, as compared to $5.3 million reported for the quarter ended June 30, 2008. We expect general and administrative expenses to increase in the quarter ended June 30, 2009, compared to general and administrative expenses of $13.5 million for the quarter ended June 30, 2008, primarily as a result of legal and financial advisory fees associated with our balance sheet restructuring efforts and the Chapter 11 Cases. We expect interest expense to decline in the quarter ended June 30, 2009, compared to interest expense of $11.4 million for the quarter ended June 30, 2008, primarily because we discontinued recording interest expense related to our Senior Unsecured Notes and our 8.75% Senior Notes due 2010 as of May 1, 2009, the date on which we filed the Chapter 11 Cases. We estimate gain (loss) on derivative instruments for the quarter ended June 30, 2009 will be significantly reduced as compared to the loss of $36.5 million reported for the quarter ended June 30, 2008. The loss on derivative instruments reported in the quarter ended June 30, 2008 resulted primarily from the impact of a steep increase in oil and natural gas selling prices during the 2008 period.

We estimate the effective tax rate on the tax benefit related to our expected net loss for the quarter ended June 30, 2009 will be less than the statutory tax rate, and could be zero, due to the expectation that we will provide a valuation allowance against any net deferred tax assets generated during the quarter ended June 30, 2009. Our effective tax rate was approximately 37% for the quarter ended June 30, 2008.

We expect to report cash and cash equivalents of approximately $22 million as of June 30, 2009 as compared to approximately $2 million as of December 31, 2008.

As of June 30, 2009, our outstanding balance under our bank credit facility was $83 million and our total debt was $537.5 million, compared to $497.5 million of total debt at December 31, 2008, which included $43 million of bank credit facility borrowings. As previously disclosed, the borrowing base under our bank credit facility was reduced to $45 million, resulting in a borrowing base deficiency of $38 million. We are not able to make future borrowings under our bank credit facility.

Anticipated Changes in Results of Operations for the Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008

We expect our operating results for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 to reflect significantly lower average selling prices for our oil and natural gas.

As of the date of this filing, we estimate that we will report a significant consolidated net loss for the six months ended June 30, 2009. For the six months ended June 30, 2008, we reported net income of $6.3 million, or $0.20 per diluted share. We estimate revenue for the six months ended June 30, 2009 will be significantly lower than revenue of $223.2 million reported for the six months ended June 30, 2008, due primarily to the impact of oil and natural gas selling price declines. We expect to report a decline in our oil production, offset by an increase in natural gas production, for the for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, resulting in expected total Boe production levels for the six months ended June 30, 2009 that are approximately the same as total Boe production levels reported for the six months ended June 30, 2008.

We expect exploration expenditures, dry hole costs and impairments to decline significantly in the six months ended June 30, 2009, as compared to $28.5 million reported for the six months ended June 30, 2008. We expect general and administrative expenses to increase in the six months ended June 30, 2009, compared to general and administrative expenses of $22.9 million for the six months ended June 30, 2008, primarily as a result of legal and financial advisory fees associated with our balance sheet restructuring efforts and the Chapter 11 Cases. We reported a gain on sale of assets of $6.6 million in the six months ended June 30, 2008. We don’t expect to report any significant gains or losses on asset sales in the six months ended June 30, 2009. We expect interest expense to decline significantly in the six months ended June 30, 2009, compared to interest expense of $23.4 million for the six months ended June 30, 2008, primarily because we discontinued recording interest expense related to our Senior Unsecured Notes and our 8.75% Senior Notes due 2010 as of May 1, 2009, the date on which we filed the Chapter 11 Cases. We estimate gain (loss) on derivative instruments for the six months ended June 30, 2009 will be significantly reduced as compared the loss of $44.8 million reported for the six months ended June 30, 2008. The loss on derivative instruments reported in the six months ended June 30, 2008 resulted primarily from the impact of a steep increase in oil and natural gas selling prices during the 2008 period.

We estimate the effective tax rate on the tax benefit related to our expected net loss for the six months ended June 30, 2009 will be less than the statutory tax rate, and could be zero, due to the expectation that we will provide a valuation allowance against any net deferred tax assets generated during the six months ended June 30, 2009. Our effective tax rate was approximately 37% for the six months ended June 30, 2008.

Note: This Notification of Late Filing on Form 12b-25 may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “will,” “would,” “should,” “likely,” “estimates,” “thinks,” “strives,” “may,” “anticipates,” “expects,” “believes,” “intends,” “goals,” “plans,” or “projects” and similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. While our management considers the expectations and assumptions to be reasonable when and as made, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	our inability to continue business operations during the Chapter 11 proceedings;

•	our ability to consummate the Plan as currently planned and risks associated with negotiating and closing the Exit Facility;

•	the potential adverse effects of the Chapter 11 Cases on our liquidity and results of operations;

•	our ability to retain, recruit and motivate key executives and other necessary personnel while seeking to implement the Plan;

•	our ability to continue as a going concern;

•	changes in general economic conditions;

•	uncertainties in reserve and production estimates;

•	unanticipated recovery or production problems;

•	hurricane and other weather-related interference with business operations;

•	the effects of delays in completion of, or shut-ins of, gas gathering systems, pipelines and processing facilities;

•	oil and natural gas prices and competition;

•	the impact of derivative positions;

•	production expense estimates;

•	cash flow estimates;

•	future financial performance;

•	planned capital expenditures; and

•	other matters that are discussed in our filings with the SEC.

These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties. Our actual decisions, performance and results may differ materially. Important trends or factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those described in the section “Risk Factors” in Part 1, Item 1A of our 2008 Annual Report; our reports and registration statements filed from time to time with the SEC; and other announcements we make from time to time.

Although we believe that the assumptions on which any forward-looking statements are based in this Notification of Late Filing on Form 12b-25 and other periodic reports filed by us are reasonable when and as made, no assurance can be given that such assumptions will prove correct. All forward-looking statements in this Notification of Late Filing on Form 12b-25 are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this Notification of Late Filing on Form 12b-25 and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws and regulations.

Energy Partners, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2009	By:	/s/ John H. Peper, Executive Vice President, General Counsel and Corporate Secretary
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).